UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-33178

Melco Resorts & Entertainment Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature

Exhibit 99.1

Explanatory Note

The audited consolidated financial statements furnished as Exhibit 99.1 to this report as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 will be included in a circular to be provided by Melco International Development Limited, a company whose shares are listed on the The Stock Exchange of Hong Kong Limited, to its shareholders.

These financial statements have been adjusted to reflect the retrospective adoption in 2018 of Accounting Standard Update 2016-18 — Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”). As a result of the retrospective adoption in 2018 of ASU 2016-18, the presentation and classification of restricted cash in the consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017 have been adjusted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: April 24, 2019

Exhibit Index

Exhibit Number	Description

99.1	Audited consolidated financial statements of Melco Resorts & Entertainment Limited as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document